June 15, 2009

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

RE: Comment Letter – AXA Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2008 (“2008 Form 20-F”); File No. 001-14410

Dear Mr. Rosenberg,

We acknowledge receipt of your comment letter dated June 11, 2009 relating to AXA’s 2008 Form 20-F.

As discussed with Mr. James Peklenk of the Staff, we are currently completing certain internal processes and submit this letter as confirmation that we intend to respond to your comment letter on or before July 31, 2009.

Please do not hesitate to contact me directly on +33-1-40-75-7275 or by email at george.stansfield@axa.com if you have any questions or if I can be of any further assistance.

Yours sincerely,

/s/ George H. Stansfield

George H. Stansfield
Executive Vice President
and Group General Counsel